                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-SB/A
                                (AMENDMENT NO. 1)


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under section 12(b) or (g) of The Securities Exchange Act of 1934

                                   EZCOMM INC.
                 (Name of Small Business Issuer in its charter)

          DELAWARE                                             33-0827004
(State or other jurisdiction of                              (IRS Employer
 incorporation or organization)                          Identification Number)

                      11789, 79A Avenue, Delta, BC, V4C 1V7
              (Address of principal executive offices and Zip Code)

         Issuer's telephone number, including area code: (604) 599-8186

     Securities to be registered pursuant to Section 12(b) of the Act: None

        Securities to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                                (Title of Class)

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                            EZCOMM INC. - FORM 10-SB/A


Table of Contents                                                        Page
                                     Part I

Item 1.  Description of Business............................................3

Item 2.  Management's Discussion and Analysis or Plan of Operation..........7

Item 3.  Description of Property............................................7

Item 4.  Security Ownership of Certain Beneficial Owners and Management.....8

Item 5.  Directors, Executive Officers, Promoters and Control Persons.......8

Item 6.  Executive Compensation.............................................9

Item 7.  Certain Relationships and Related Transactions.....................9

Item 8.  Description of Securities..........................................9

                                     Part II

Item 1.  Market for Common Equity and Related Stockholder Matters...........9

Item 2.  Legal Proceedings.................................................10

Item 3.  Changes in and Disagreements with Accountants.....................10

Item 4.  Recent Sales of Unregistered Securities...........................10

Item 5.  Indemnification of Directors and Officers.........................11

                                    Part F/S

Financial Statements.......................................................12

                                    Part III

Item 1.  Index to Exhibits.................................................13

Item 2.  Description of Exhibits...........................................13

Signatures...............................................................
                                       2

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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

Ezcomm Inc. (hereinafter "The Company"), a development stage company, was incorporated on August 26, 1998 under the name Orcas Ltd., under the laws of the State of Delaware. As Orcas Ltd., the Company was in the business of building and promoting arcade video games and vending machines. The Company underwent a reverse merger and abandoned this enterprise to develop a loyalty reward program based in Taipei, Taiwan. On January 18, 2000, the Company changed its name to Ezcomm Inc. to reflect this change in business.

The Company began developing hardware and software that allows retailers to establish and administer customer incentive and loyalty programs. The Company's products were to target to a broad range of sellers of goods and services, including retailers with store locations and retailers who sell their products over the Internet. The Company believed its software would be especially useful for retailers who sell both through store locations and over the Internet.

The Company's Articles of Incorporation provided for authorized capital of one hundred million shares (100,000,000) of which eighty million (80,000,000) are $0.0001 par value Common Stock and twenty million (20,000,000) are $0.0001 par value preferred stock.

The Company was unable to raise enough capital to finance its research and development of its proposed consumer incentive and loyalty program in Asia while other larger companies began addressing privacy issues, making the Company's proposed software obsolete. After efforts to develop the business failed, all efforts were abandoned in January 2001.

The Company then began to consider and investigate potential business opportunities. The Company is considered a development stage company and its principal business purpose now is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having limited assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company

The Company has never engaged in an active trade or business and has never been able to move beyond the development stage since inception.

The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. When the registration statement becomes effective, the Company will be obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting new business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

The Company's principal executive offices are located at: 11789, 79A Avenue, Delta, BC, V4C 1V7.

Business of Issuer
------------------

The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

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Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities
---------------------------------

The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger.

Other than the Company's officers and directors and legal counsel, the Company has not yet engaged any outside consultants for the purpose of searching for potential business opportunities. The Company has also engaged support staff to assist in the filing of this Form 10SB and will continue to engage administrative and other staff on an as-needed basis. The Company does not intend to restrict its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development.

Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.

Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation
----------

Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Management will not devote full time to finding a merger candidate, and will continue to engage in outside unrelated activities, and anticipates devoting no more than an average of five (5) hours weekly to such undertaking. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.

Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

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Form of Potential Acquisition or Merger
---------------------------------------

Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

Because of the Company's current status and its concomitant lack of significant assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would be subject to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a possibility that the Company might sell its securities to its management or affiliates.

In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

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Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

Rights of Shareholders
----------------------

It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholders would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition
-----------

Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities
----------

The Company's principal place of business is 11789, 79A Avenue, Delta, BC, V4C 1V7. The President of the Company provides office space in a residential property owned by him free of charge. It is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments
-----------------

No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview
--------

The Company is considered a development stage company with limited assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by loans from the President of the Company (see Item 4, Security Ownership of Certain Beneficial Owners and Management). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and the necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation
-----------------

During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to incur expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's President and sole Director will defer payment of all accrued compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide his remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

As of the date hereof, the Company has engaged its officers and directors and legal counsel to assist in the search for business opportunities. The Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3.  DESCRIPTION OF PROPERTY

The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

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ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information, to the best knowledge of the Company as of February 19, 2004, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                      Amount and Nature of       Percent
Beneficial Owner                      Beneficial Ownership       of Class
----------------                      --------------------       --------

Peter Braun                                2,910,000                8.2%
11789, 79A Avenue
Delta, BC V4C 1V7

Beneficial Ownership of all directors and officers as a group:

Peter Braun                                2,910,000                8.2%
President, Secretary,
Treasurer, Director
11789, 79A Avenue
Delta, BC V4C 1V7

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The Directors and Executive Officers of the Company and their respective ages are as follows:

Name                Age          Position
----                ---          --------

Peter Braun         67           President, Treasurer, Secretary, Director

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

The business experience of the person listed above during the past five years is as follows:

Peter Braun, Ph.D.
President, Treasurer, Secretary and Sole Director
-------------------------------------------------

Dr. Braun began his professional career in 1958, with International Business Machines (IBM), as a Customer Engineer. At the age of 30 he decided to study vocational education, and to complete his doctorate in Educational Psychology at the University of Alberta. He then returned to IBM and served as an Educational Consultant in various worldwide locations, including Belgium, Germany, and Italy.

In 1977, he moved to Canada, changing careers to become a teacher-trainer at the University of British Columbia. He has also taught teacher-preparation courses at California State Polytechnic University. He is internationally well-known for his many teacher training workshops and seminars at Colleges and Universities in Canada and the United States.

Since 1997 to present Dr. Braun has been self-employed in the real estate development market and since November 2002 he has been President of Ezcomm Inc.


Public Shell Experience
-----------------------

Dr. Peter Braun has been the President and sole director of Armor Enterprises, Inc., a public shell, since August 31, 2001. Armor Enterprises, Inc. is a fully reporting OTC Bulletin Board company trading under the ticker symbol ARME. As of March 23, 2004, the last trade was for $0.18. ARME is currently searching for a business to either acquire or merge with. Dr. Braun has also been President and sole director of Vorsatech Ventures, Inc., a public shell, since February 4, 2004, whose shares are quoted on the OTC Pink Sheets under the symbol VVIN. Vorsatech Ventures, Inc. is currently searching for a business to merge with or acquire. As of March 23, 2004, VVIN has an unpriced quotation. Neither public shell company has done a reverse merger or any other business combination yet under the direction of Peter Braun. Dr. Braun is not involved in any other public shell companies except those disclosed herein.

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ITEM 6. EXECUTIVE COMPENSATION

The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any other salaries or other compensation above $100,000 to its officers, directors or employees since inception. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any further compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. The Company has not accrued any officer compensation.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

This item is not applicable.

ITEM 8. DESCRIPTION OF SECURITIES

Capital Stock
-------------

The Company is authorized to issue eighty million (80,000,000) shares of Common Stock and twenty million (20,000,000) shares of Preferred Stock As of February 6, 2004 there were 35,368,800 shares outstanding held of record by 58 stockholders and no preferred shares are issued or outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Common Stock. Subject to preferences applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and non-assessable.

Transfer agent and registrar
----------------------------

The transfer agent and registrar for the Company's Stock is Signature Stock Transfer Inc. of 14675 Midway Road, Suite 221, Dallas, Texas, 75244.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No shares of the Company's Common Stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company's common shares are currently quoted on the National Quotation Bureau's Pink Sheets ("Pink Sheets") under the stock symbol EZMM.

The Company intends to make application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board. The application to the NASD will be made during the commission comment period for this Form 10-SB. The Company's application to the NASD will consist of current corporate information, financial statements and other documents required by Rule 15c211 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotation for the Company's shares to be published by such service.

The Company's Common Stock is traded in the Pink Sheets, and are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on the NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's Common Stock and may affect the ability of shareholders to sell their shares.

At February 6, 2004 there were 58 holders of record of the Company's Common Stock and the Company has issued and outstanding 35,368,800 shares of Common Stock. Of these shares 10,141,000 are free trading and 35,368,800 are restricted. The restricted shares were issued subject to Rule 144 and may not be sold and/or transferred without further registration under the Act or pursuant to an applicable exemption. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock during the four calendar weeks preceding such sale, or (ii) 1 % of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and who has held restricted shares for at least three years would be entitled to sell such shares without regard to the resale limitations of Rule 144.

On January 21, 2000, in response to a request from the NASD Regulation staff, the Division of Corporation Finance of the SEC issued a staff interpretation on the free trading status of securities initially issued by blank check companies in a number of factual scenarios. Richard Wulff, Chief of the Office of Small Business, opined that in the several scenarios put forward by the NASD, the blank check Issuer would not be able to rely upon the availability of Rule 144 or Section 4(1) of the Securities Act, and the shares issued by the blank check company would not be freely tradeable without registration under the Securities Act. Further information may be found in the NASD Notice to Members 00-49.

Dividend Policy
---------------

The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

ITEM 2. LEGAL PROCEEDINGS

The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company has not sold any unregistered securities within the past three years.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware General Corporation Law ("Delaware Law") permits the indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Articles of Incorporation and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware Law. In addition, the Registrant has entered into separate indemnification agreements with its directors and officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature). These indemnification provisions may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought nor is the Registrant aware of any threatened litigation that my result in a claim for indemnification by any director, officer, employee or other agent of the Registrant

                                    PART F/S

FINANCIAL STATEMENTS

The Company's financial statements for the years ended May 30, 2003 and 2002, and for the interim six months ended November 30, 2003, have been examined to the extent indicated in the reports by Russell Bedford Mirchandani Stefanou LLP, Certified Public Accountant, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following pages in response to Part F/S of this Form 10-SB.

INDEX TO FINANCIAL STATEMENTS

Independent Auditors Report...............................................F-3

Balance Sheet at May 31, 2003 and 2002....................................F-4

Statement of Losses for the years ended May 31, 2003 and 2002.............F-5

Statement of Deficiency Stockholder's Equity for the
two years ended May 31, 2003
Statement of Cash Flows for the years ended May 31, 2003 and 2002.........F-7

Notes of Financial Statements.............................................F-8

INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Condensed Balance Sheet at November 30, 2003.............................F-16

Condensed Statement of Losses for the six months
ended November 30, 2003 and 2002.........................................F-17

Condensed Statement of Cash Flows for the six months
ended May 31, 2003 and 2002..............................................F-18

Notes of Financial Statements............................................F-19

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                       FINANCIAL STATEMENTS AND SCHEDULES

                                  MAY 31, 2003

                PURSUANT TO THE SECURITIES EXCHANGE ACT OF 1934

                                  EZCOMM INC.

                                  EZCOMM, INC.
                         INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
                                                                            Page
                                                                            ----

Report of Independent Certified Public Accountants                           F-3

Balance Sheet at May 31, 2003 and 2002                                       F-4

Statement of Losses for the Years Ended May 31, 2003 and 2002                F-5

Statement of Deficiency in Stockholders' Equity for the Two Years
  Ended May 31, 2003                                                         F-6

Statement of Cash Flows for the Years Ended May 31, 2003 and 2002            F-7

Notes to Financial Statements                                        F-8 to F-15

INTERIM FINANCIAL INFORMATION (UNAUDITED)

Condensed balance sheet at November 30, 2003                                F-16

Condensed Statement of Losses for the Six Months Ended
   November 30, 2003 and 2002                                               F-17

Condensed Statement of Cash Flows for the Six Months Ended
   November 30, 2003 and 2002                                               F-18

Notes to Condensed Financial Statements                                     F-19

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
EZCOMM Inc.
Vancouver, British Columbia

         We have audited the accompanying balance sheets of EZCOMM Inc. ("Company") as of May 31, 2003 and 2002 and the related statements of losses, deficiency in stockholders' equity, and cash flows for the two years ended May 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based upon our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EZCOMM Inc. as of May 31, 2003 and 2002 and the results of its operations and its cash flows for the two year period ended May 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

         The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note I to the financial statements, from its inception the Company has suffered recurring losses from operations. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ RUSSELL BEDFORD STEFANOU
                                            MIRCHANDANI LLP
                                        ----------------------------------------
                                        Russell Bedford Stefanou Mirchandani LLP
                                          Certified Public Accountants

New York, New York
August 12, 2003


                                          EZCOMM INC
                                        BALANCE SHEETS
                                    MAY 31, 2003 AND 2002

                                                                      2003           2002
                                                                  ------------   ------------
                                            ASSETS
Current assets:
      Cash                                                        $       139    $       139
                                                                  ------------   ------------

                  Total current assets                            $       139    $       139
                                                                  ============   ============

                      LIABILITIES AND DEFICIENCY IN STOCKHOLDERS' EQUITY

Current Liabilities
      Due to Related parties (Note F)                             $    34,575    $    34,400
                                                                  ------------   ------------

                  Total current liabilities                            34,575         34,400

Deficiency in Stockholders' Equity:
      Preferred stock, par value $0.0001
        authorized 20,000,000 shares, none issued                          --             --
      Common stock, par value $0.0001; authorized 80,000,000
        shares, issued and outstanding 35,368,800 at May 31, 2003
        and 2002, respectively                                          3,537          3,537
      Additional paid-in-capital                                    1,827,815      1,827,815
      Accumulated Deficit                                          (1,865,788)    (1,865,613)
                                                                  ------------   ------------

                  Total Deficiency in Stockholders' Equity            (34,436)       (34,261)
                                                                  ------------   ------------
                                                                  $       139    $       139
                                                                  ============   ============

                        See accompanying notes to financial statements

                                             F-4

                                  EZCOMM, INC.
                               STATEMENT OF LOSSES
                    FOR THE YEAR ENDED MAY 31, 2003 AND 2002

                                                     2003              2002
                                                 -------------   ---------------
Costs and expenses:

   General and administrative                    $        175    $           --
                                                 -------------   ---------------
     Total costs and expenses                             175                --
            Operating loss                               (175)               --
Income (taxes) benefit                                     --                --
                                                 -------------   ---------------
Net loss                                         $       (175)   $           --

Loss per common share (basic and fully diluted)  $       (.00)   $         (.00)
                                                 =============   ===============

Weighted average common shares outstanding         35,368,800        35,368,800
                                                 =============   ===============

                 See accompanying notes to financial statements


                                                          EZCOMM, INC.
                                         STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY
                                           FOR THE TWO YEAR PERIOD ENDED MAY 31, 2003

                                Preferred     Preferred
                                  stock         Stock      Common stock  Common Stock   Additional    Accumulated
                                  Shares       Amount         Shares       Amount     Paid-in-Capital  Deficit         Total
                               ------------  ------------  ------------  ------------  ------------  ------------   ------------
Balance at June 1, 2001                 --   $        --    35,368,800   $     3,537   $ 1,827,815   $(1,865,613)   $   (34,261)
New loss for the year
   ended May 31, 2002                   --            --            --            --            --            --             --
Balance at May 31, 2002                 --            --    35,368,800         3,537     1,827,815    (1,865,613)       (34,261)
Net loss for the year
   ended May 31, 2003                   --            --            --            --            --          (175)          (175)
                               ------------  ------------  ------------  ------------  ------------  ------------   ------------

Balance at May 31, 2003                 --   $        --    35,368,800   $     3,537   $ 1,827,815   $(1,865,788)   $   (34,436)
                               ============  ============  ============  ============  ============  ============   ============

                                         See accompanying notes to financial statements

                                                               F-6

                                  EZCOMM, INC.
                             STATEMENT OF CASH FLOWS
                         FOR THE TWO YEARS ENDED MAY 31,

                                                             2003         2002
                                                           --------     --------
Cash flows from operating activities:
  Net loss for the year                                        (175)    $     --
  Adjustments to reconcile net earnings to net cash
    provided by operating activities
  Due to related parties                                        175           --
                                                           --------     --------
Cash used in operating activities                                --           --
Cash flows used in investing activities                          --           --
Cash flows from financing activities                             --           --
Net increase in cash                                             --           --
  Cash at beginning of period                                   139          139
                                                           --------     --------

  Cash at end of period                                    $    139     $    139
                                                           ========     ========

Supplemental Cash Flow Information:
  Cash paid during the period for interest
                                                           $     --     $     --
  Cash paid during the period for taxes                          --           --

                 See accompanying notes to financial statements

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

BUSINESS AND BASIS OF PRESENTATION
----------------------------------

Ezcomm, Inc. (the "Company"), an inactive public shell company incorporated under the laws of the State of Delaware on August 26, 1998, was formed for the purpose of developing and marketing video arcade gaming machines. In 1999, the Company ceased operating activities and was dormant through January 2000, at which time the Company was recapitalized and its efforts were devoted to developing a customer loyalty reward program and a related information database. In January, 2001 the Company ceased operations and is currently dormant.

The Company is inactive with no significant operations and is seeking to merge with, or acquire in interest in business opportunities

ADVERTISING
-----------

The Company follows the policy of charging the costs of advertising to expenses incurred. The Company did not incur any advertising costs during the years ended May 31, 2003 and 2002.

INCOME TAXES
------------

Income taxes are provided based on the liability method for financial reporting purposes in accordance with the provisions of Statements of Financial Standards No. 109, "Accounting for Income Taxes". Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be removed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

CASH EQUIVALENTS
----------------

For purposes of the Statements of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT
----------------------

Property and equipment will stated at cost. Depreciation on property and equipment will be calculated on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized by using the straight-line method over the shorter of the estimated useful life or the contract periods. Repair and maintenance are charged to expenses as incurred. Significant additions, renewals and improvements are treated as capital expenditures and depreciated accordingly.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK
-----------------------------

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

USE OF ESTIMATES
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly actual results could differ from those estimates.

LONG-LIVED ASSETS
-----------------

The Company has adopted Statement of Financial Accounting Standards No. 144 (SFAS 144). The Statement requires that long-lived assets and certain identifiable intangibles held and used by the Company be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events relating to recoverability may include significant unfavorable changes in business conditions, recurring losses, or a forecasted inability to achieve break-even operating results over an extended period. The Company evaluates the recoverability of long-lived assets based upon forecasted undercounted cash flows. Should an impairment in value be indicated, the carrying value of intangible assets will be adjusted, based on estimates of future discounted cash flows resulting from the use and ultimate disposition of the asset. SFAS No. 144 also requires assets to be disposed of be reported at the lower of the carrying amount or the fair value less costs to sell.

COMPREHENSIVE INCOME
--------------------

The Company does not have any items of comprehensive income in any of the periods presented.

NET LOSS PER SHARE
------------------

The Company has adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share," specifying the computation, presentation and disclosure requirements of earnings per share information. Basic earnings (loss) per share has been calculated based upon the weighted average number of common shares outstanding. Stock options and warrants will be excluded as common stock equivalents in the diluted earnings per share because they are either antidilutive, or their effect is not material.

CONCENTRATIONS OF CREDIT RISK
-----------------------------

Financial instruments and related items, which potentially subject the Company to concentrations of credit risk, consist primarily of cash, cash equivalents and trade receivables. The Company places its cash and temporary cash investments with high credit quality institutions. At times, such investments may be in excess of the FDIC insurance limit.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION
------------------------

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 ("SFAS No. 148"), "Accounting for Stock-Based Compensation-Transition and Disclosure-an amendment of SFAS 123." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary charge to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in APB Opinion No. 25 and related interpretations. Accordingly, compensation expense for stock options is measured as the excess, if any, of the fair market value of the Company's stock at the date of the grant over the exercise price of the related option. The Company has adopted the annual disclosure provisions of SFAS No. 148 in its financial reports for the year ended May 31, 2003 and will adopt the interim disclosure provisions for its financial reports for the quarter ended August 31, 2003.

LIQUIDITY
---------

The Company has no significant assets and no operations. The Company is in a dormant state and its efforts have been principally devoted to seeking out business opportunities. As shown in the accompanying financial statements, the Company has accumulated a deficit of $1,865,788 from its inception through May 31, 2003.

FOREIGN CURRENCY TRANSLATION
----------------------------

The Company translates the foreign currency financial statements of its Canadian subsidiary in accordance with the requirements of Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation." Assets and liabilities are translated at current exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as a separate component in stockholders' equity. Foreign currency transaction gains and losses are included in the statement of income.

SEGMENT INFORMATION
-------------------

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131") in the year ended December 31, 1998. SFAS establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The information disclosed herein, materially represents all of the financial information related to the Company's principal operating segment.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS No.
141), and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS No. 142). The FASB also issued Statement of Financial Accounting Standards No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" (SFAS No. 143), and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144) in August and October 2001, respectively.

SFAS No. 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interest method. The adoption of SFAS No. 141 had no material impact on the Company's consolidated financial statements.

Effective January 1, 2002, the Company adopted SFAS No. 142. Under the new rules, the Company will no longer amortize goodwill and other intangible assets with indefinite lives, but such assets will be subject to periodic testing for impairment. On an annual basis, and when there is reason to suspect that their values have been diminished or impaired, these assets must be tested for impairment, and write-downs to be included in results from operations may be necessary. SFAS No. 142 also requires the Company to complete a transitional goodwill impairment test six months from the date of adoption.

Any goodwill impairment loss recognized as a result of the transitional goodwill impairment test will be recorded as a cumulative effect of a change in accounting principle no later than the end of fiscal year 2002. The adoption of SFAS No. 142 had no material impact on the Company's consolidated financial statements.

SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective in fiscal years beginning after June 15, 2002, with early adoption permitted. The Company expects that the provisions of SFAS No. 143 will not have a material impact on its consolidated results of operations and financial position upon adoption. The Company plans to adopt SFAS No. 143 effective January 1, 2003.

SFAS No. 144 establishes a single accounting model for the impairment or disposal of long-lived assets, including discontinued operations. SFAS No. 144 superseded Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No. 121), and APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". The Company adopted SFAS No. 144 effective January 1, 2002. The adoption of SFAS No. 144 had no material impact on Company's consolidated financial statements.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

In April 2002, the FASB issued Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements" and FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In June 2002, the FASB issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

In October 2002, the FASB issued Statement No. 147, "Acquisitions of Certain Financial Institutions-an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9", which removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. In addition, this Statement amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The requirements relating to acquisitions of financial institutions is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. The adoption of this Statement did not have a material impact to the Company's financial position or results of operations as the Company has not engaged in either of these activities.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure", which amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of Statement 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations as the Company has not elected to change to the fair value based method of accounting for stock-based employee compensation.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE A-SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. Previously, the criteria were based on control through voting interest. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company does not expect the adoption to have a material impact to the Company's financial position or results of operations.

NOTE B-CAPITAL STOCK

The Company was incorporated on August 26, 1998 under the name Orcas Ltd., under the laws of the State of Delaware. As Orcas Ltd., the Company sough to develop a businesses of developing and marketing arcade video games and vending machines. In 1999, the Company ceased all activities and became a dormant entity with no significant assets or operations. In January, 2000, the Company was renamed Ezcomm Inc. and began operated as a development stage Company until January , 2001, when it ceased operations. The Company is currently dormant.

The Company has authorized 80,000,000 shares of common stock , with a par value of $.0001 per share. The Company has also authorized 20,000,000 shares of preferred stock, with a par value of $.0001 per share.

NOTE C-INCOME TAXES

Financial Accounting Standard No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statement or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Temporary differences between taxable income reported for financial reporting purposes and income tax purposes are insignificant.

At May 31, 2003, the Company has available for federal income tax purposes a net operating loss carryforward of $ 1,800,000, expiring the year 2020, that may be used to offset future taxable income. The Company has provided a valuation reserve against the full amount of the net operating loss benefit, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits will not be realized. Due to significant changes in the Company's ownership, the Company's future use of its existing net operating losses may be limited.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE C-INCOME TAXES (CONTINUED)

Components of deferred tax assets as of May 31, 2003 are as follows:

                  Non current:
                  Net operating loss carryforward                $     650,000
                  Valuation allowance                                 (650,000)
                                                                 --------------
                  Net deferred tax asset                         $          --
                                                                 ==============

NOTE D-COMMITMENTS AND CONTINGENCIES

Consulting Agreements
---------------------

The Company has consulting agreements with outside contractors, certain of whom are also Company stockholders. directors and officers. The Agreements are generally for a term of 12 months from inception and renewable automatically from year to year unless either the Company or Consultant terminates such engagement by written notice.

NOTE F-RELATED PARTY TRANSACTIONS

The Company's inception, the Company's Officers and principal shareholders ("Related Parties") have advanced funds to the Company for working capital purposes. No formal repayment terms or arrangements exist. The amount of the advances due the Related Parties officers at May 31, 2003 and 2002 were $18,575 and $18,400, respectively.

NOTE H-LOSSES PER SHARE

The following table presents the computation of basic and diluted losses per share:

                                                        2003             2002
                                                    -------------   ------------

       Loss available for common shareholders       $       (175)   $       (--)
                                                    =============   ============
       Basic and fully diluted loss per share       $      (0.00)   $     (0.00)
                                                    =============   ============
       Weighted average common shares outstanding     35,368,800      35,368,800
                                                    =============   ============

Net loss per share is based upon the weighted average of shares of common stock outstanding.

                                  EZCOMM, INC.
                          NOTES TO FINANCIAL STATEMENTS
                              MAY 31, 2003 AND 2002

NOTE I-GOING CONCERN MATTERS

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements during the years ended May 31, 2003 and 2002, the Company incurred losses from operations of $175 and $0, respectively. The Company has accumulated deficit of $ 1,865,788. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company is actively pursuing additional equity financing through discussions with investment bankers and private investors. There can be no assurance the

Company will be successful in its effort to secure additional equity financing. If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate. However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve it's liquidity problems. Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing, marketing and selling of its services and additional equity investment in the Company. The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

                                  EZCOMM, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                NOVEMBER 30, 2003
                                   (UNAUDITED)

                   ASSETS
Current Assets:
Cash                                                                $       139
                                                                    ------------
                                                                            139
   Total Current Assets
                                                                    $       139
                                                                    ============

   LIABILITIES AND DEFICIENCY IN
        STOCKHOLDERS' EQUITY
Current Liabilities:
Due to Related Parties                                                   35,575
                                                                    ------------
   Total Current Liabilities                                             35,575

    DEFICIENCY IN STOCKHOLDERS' EQUITY
Preferred stock, par value $ 0.0001                                          --
  authorized 20,000,000 shares, none issued
Common stock, par value $0.0001; authorized
  80,000,000 shares, issued and outstanding
  35,368,800 at November 30, 2003                                         3,537
Additional paid in capital                                            1,827,815
Accumulated deficit                                                  (1,866,788)
                                                                    ------------

Total deficiency in stockholders' equity                                (35,436)
                                                                    ------------
                                                                    $       139
                                                                    ============

       See accompanying footnotes to the unaudited condensed consolidated financial information

                                  EZCOMM, INC.
                          CONDENSED STATEMENT OF LOSSES
                                   (UNAUDITED)

                                                     For The Six Months Ended
                                                           November 30,
                                                       2003             2002
                                                   -------------   -------------

Costs and Expenses:
General and Administrative Expenses
                                                   $      1,000    $         --
                                                   -------------   -------------
Total costs and expenses                                  1,000              --
    Operating loss                                       (1,000)             --
    Income Tax Expense                                       --              --
                                                   -------------   -------------

Net Income (Loss)                                  $     (1,000)   $         --
                                                   -------------   -------------

Net Income (Loss)
   Per Common Share                                $       (.00)   $        .00
                                                   =============   =============

(Basic and Assuming Dilution)

Weighted Average Common
   Shares Outstanding
                                                     35,368,800      35,368,800
                                                   =============   =============

              See accompanying footnotes to the unaudited condensed
                       consolidated financial information

                                  EZCOMM, INC.
                       CONDENSED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                     For The Six Months Ended
                                                            November 30,
                                                       2003            2002
                                                   -------------   -------------

Cash flows from operating activities:
Net income (loss) for the period                   $     (1,000)    $        --
                                                   -------------   -------------

Net cash provided by (used in) operating activities      (1,000)             --

Cash flows used in investing activities:                     --              --

Cash flows from financing activities:
Advances form (to) related parties, net                   1,000              --
                                                   -------------   -------------

Net cash provided by (used in) financing activities       1,000              --

Net increase (decrease) in cash and equivalents              --              --
Cash and cash equivalents at beginning of period             --              --
                                                   -------------   -------------

Cash and cash equivalents at end of period         $         --    $         --
                                                   =============   =============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for taxes              $         --    $         --
Cash paid during the period for interest                     --              --

       See accompanying footnotes to the unaudited condensed consolidated financial information

                                  EZCOMM, INC.
                    NOTES TO CONDENSED FINANCIAL INFORMATION
                                NOVEMBER 30 2003
                                   (UNAUDITED)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General
-------

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Item 310 of SEC Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Accordingly, the results from operations for the six-month period ended November 30, 2003 are not necessarily indicative of the results that may be expected for the year ended May 31, 2004. The unaudited consolidated financial statements should be read in conjunction with the May 31, 2003 financial statements and footnotes thereto included in the Company's SEC Form 10-SB.

Business and Basis of Presentation
----------------------------------

Ezcomm, Inc. (the "Company"), an inactive public shell company incorporated under the laws of the State of Delaware on August 26, 1998, was formed for the purpose of developing and marketing video arcade gaming machines. In 1999, the Company ceased operating activities and was dormant through January 2000, at which time the Company was recapitalized and its efforts were devoted to developing a customer loyalty reward program and a related information database. In January, 2001 the Company ceased operations and is currently dormant.

The Company is inactive with no significant operations and is seeking to merge with, or acquire in interest in business opportunities.

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibit No.    Exhibit Name
-----------    ------------

3.1.1          Certificate of Incorporation dated August 26, 1998
3.1.2          Amendment of Certificate of Incorporation dated January 1, 2000
3.2            Bylaws
4              Text of stock certificate for common stock

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           EZCOMM INC.

Date:  February 19, 2004                   /s/ Peter Braun
                                           ----------------------------
                                           Peter Braun
                                           President



                                       13